SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

US Foods Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

912008109
(CUSIP Number)

February 8, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,659,553
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,659,553
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,659,553
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 912008109	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,762,752
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,762,752
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,762,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 912008109	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,637
	6	SHARED VOTING POWER 11,659,553
	7	SOLE DISPOSITIVE POWER 6,637
	8	SHARED DISPOSITIVE POWER 11,659,553
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,666,190
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 912008109	13G	Page 5 of 10 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is US Foods Holding Corp. (the "Company")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018

Item 2(a).	NAME OF PERSON FILING:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital");

(ii) Eminence GP, LLC, a Delaware limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

This statement relates to shares of Common Stock (as defined in Item 2(d) below) held for the accounts of:

(i) Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Eaglewood Master, L.P., a Delaware limited partnership ("Eminence Eaglewood"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II and Eminence Eaglewood, the "Partnerships"); as well as Eminence Fund Master, Ltd., a Cayman Islands company ("Eminence Offshore Master Fund"); Eminence Fund Leveraged Master, Ltd., a Cayman Islands company (together with Eminence Offshore Master Fund, the "Master Funds"), and Eminence Fund Long, Ltd., a Cayman Islands Company ("Eminence Offshore Long"). The Partnerships, Master Funds and Eminence Offshore Long are collectively referred to as the "Eminence Funds";

(ii) A separately managed account (the "SMA"); and (iii) Family accounts and other related accounts over which Mr. Sandler has investment discretion (the "Family Accounts").

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of Common Stock directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the shares of Common Stock directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Partnerships and Master Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships and Master Funds.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and the Managing Member of Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Common Stock directly owned by the Eminence Funds, the SMA and the Family Accounts, as applicable.

CUSIP No. 912008109	13G	Page 6 of 10 Pages

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP

(i) Eminence Capital, a Delaware limited partnership;

(ii) Eminence GP, a Delaware limited liability company; and

(iii) Mr. Sandler is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER

912008109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 912008109	13G	Page 7 of 10 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

A.	Eminence Capital, LP
(a)	Amount beneficially owned: 11,659,553
(b)	Percent of class: 5.4%. The percentages used herein and in the rest of Item 4 are calculated based upon the 214,693,304 shares of Common Stock reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on December 1, 2017 after giving effect to the retirement of 10,000,000 shares of Common Stock in the concurrent share repurchase, as described therein and in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2017.
(c)	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 11,659,553
	(iii)	Sole power to dispose or to direct the disposition: 0
	(iv)	Shared power to dispose or to direct the disposition: 11,659,553

B.	Eminence GP, LLC
(a)	Amount beneficially owned: 8,762,752
(b)	Percent of class: 4.1%.
(c)	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 8,762,752
	(iii)	Sole power to dispose or to direct the disposition: 0
	(iv)	Shared power to dispose or to direct the disposition: 8,762,752

C.	Ricky C. Sandler
(a)	Amount beneficially owned: 11,666,190
(b)	Percent of class: 5.4%.
(c)	(i)	Sole power to vote or to direct the vote: 6,637
	(ii)	Shared power to vote or to direct the vote: 11,659,553
	(iii)	Sole power to dispose or to direct the disposition: 6,637
	(iv)	Shared power to dispose or to direct the disposition: 11,659,553

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP No. 912008109	13G	Page 8 of 10 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 912008109	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 20, 2018

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP; and as Managing Member of Eminence GP, LLC

CUSIP No. 912008109	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 20, 2018

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP; and as Managing Member of Eminence GP, LLC